Exhibit 99.1

Smilebox Launches New, Intuitive eCard Add-On for First-Ever Gmail Implementation

Easily customize and send animated ecards in Gmail for any occasion or everyday moment

TEL AVIV & NEW YORK – March 4, 2019 – Perion Network Ltd. (NASDAQ: PERI) announced today that Smilebox, its consumer apps division that enables users to share their stories - through personalized online greeting cards, invitations, slideshows and more - has launched its new Smilebox for Gmail Add-On. This add-on is the first of its kind, enabling users to customize and send animated eCards to their family and friends directly from their Gmail accounts, without any extra steps or clicks.

This add-on sets up 2019 to be a breakthrough year for Smilebox. Having spent 2018 transitioning their product from a downloadable software to a web-based application, the mission of Smilebox in 2019 is to become a one-stop-shop for people to tell all their life’s stories from the invitations that start the story to the slideshows that help people remember them.

The Gmail add-on is a win/win, bringing convenience and fulfillment to the sender, and joy and recognition to the recipient.

Deborah Margalit, General Manager of Smilebox, commented, “Timing and being there in-the-moment is everything, so having an add-on that allows you to easily send customizable greetings cards—without ever needing to leave your Gmail — is an option that we have long worked towards, and we are thrilled that Gmail has accepted us into their ecosystem.”

About Smilebox:
Founded in 2005 and acquired by Perion Network Ltd. (NASDAQ: PERI) in 2011, Smilebox enables people to tell the stories of their lives—big and small—in fun, simple and creative ways with fully customizable eCards, slideshows, invitations, collages and more. Learn more at www.smilebox.com.

About Perion Network Ltd.:
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.